Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Janus Capital Group Inc. & Henderson Group plc Monday, October 3, 2016 Dick Weil Chief Executive Officer

Janus Henderson Global Investors plc

What Did We Announce? Janus Capital Group Inc. and Henderson Group recommended merger of equals Combined entity to be known as Janus Henderson Global Investors plc Dick Weil and Andrew Formica to lead the company as Co-CEOs Significant employee presence and executive roles in London and Denver, with Co-CEOs located in London Recommended 100% stock merger Combined market capitalization of approx. U.S. $6.0 billion Closing expected in 2Q 2017, subject to shareholder and regulatory approvals

Highly complementary businesses, similar cultures, shared focus on delivering excellent investment performance and service to clients Accelerates both businesses’ ambitions for growth, diversification and globalization Creates a truly global active investment manager “Intelligent Diversification” on steroids Janus Henderson Global Investors will have a strong balance sheet and is expected to deliver meaningful value for shareholders Transaction Rationale

Who is Henderson? Vision A trusted global asset manager focused on delivering excellent performance and service to clients Philosophy Active fund management with our clients’ needs at the heart of they do 1 Excludes AUM subject to Property transactions with TIAA-CREF and resultant TH Real Estate JV AUM but includes Henderson UK Property OEIC 2 Source: Henderson Group plc company data. Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for absolute return, positive versus benchmark for Institutional. Performance data quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than original cost. Retail and hedge fund performance is reported net of fees and Institutional performance is reported gross of fees.

2013 – 2016: Growth and Globalisation 32 mths to Aug 16: 3% pa Who is Henderson? 1 Excludes AUM subject to Property transactions with TIAA-CREF and resultant TH Real Estate JV AUM but includes Henderson UK Property OEIC 2 Source: Henderson Group plc company data. Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for absolute return, positive versus benchmark for Institutional. Performance data quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than original cost. Retail and hedge fund performance is reported net of fees and Institutional performance is reported gross of fees. £63.7bn 32 mths to Aug 16: 6% pa £100.0bn 32 mths to Aug 16: 9% pa AUM FY13¹ Net new money Market/ FX Acquisitions AUM 31 Aug-16

Good people, with a passion for active management Much like Janus, focus on product diversification and globalization Deal makes sense on paper, but cultural alignment and people are the magic Special guest here to tell you more Who is Henderson – Behind the Numbers

The Combined Organization

Diversified product and investment strategies Expanded client facing team Enhanced talent Financial strength Compelling Merger of Equals

Janus Henderson Retail ² Institutional Source: U.S. Mutual Fund rankings are per Strategic Insight (“SimFund”). U.K. ranking are per [Industry metrics need to be sourced ] 1 Includes $4 billion of Exchange-traded Product (“ETP”) assets, which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets. Exchange rates used for translation from GBP to USD : 30 Jun 2016: 1.34. Numbers may not foot due to rounding. 2 Retail AUM includes both self-directed and intermediary channels. AUM Breakdown by Distribution Channel ¹ ($ in billions, as of June 30, 2016) Combined Enhancing Scale and Market Position

Combined firm will have significant presence in the largest global markets Top 50 Asset Fund Manager Top 20 U.S. Mutual Fund company Top 10 U.K. Retail company Over $16 billion of AUM in Japan Over $24 billion of AUM in Australia Enhancing Scale and Market Position

Combined Global Distribution Strength North America Latin America Australia Asia UK and Continental Europe 128 Henderson Janus Note: Exchange rate used for translation from GBP to USD as at 30 Jun 2016: 1.34 1 Source: McKinsey Global Survey 2016 AUM by geography As at 30 June 2016 (US$bn) 116 12 33 7 40 3 3 69 3 66 32 7 25 9 16 24 12 12 Improved geographic diversification 7 16 2 Asia ex. Japan Japan 3 LatAm Australia U.K. Continental Europe U.S. Retail U.S. Institutional

Complementary Investment Capabilities AUM by asset class (¹) As at 30 June 2016 (US$bn) 54 49 70 10 26 24 20 39 4 26 Note: Exchange rate used for translation from GBP to USD as at 30 Jun 2016: 1.34. Numbers may not cast due to rounding 1 Includes $4 billion of ETP assets, which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets. 2 US Equity includes Mathematical Equities

Complementary Investment Capabilities 2 European Equities Global Equities US Equity² 2 Henderson US$127bn Janus Henderson¹ US$322bn Janus¹ US$195bn AUM by investment discipline As at 30 June 2016 (US$bn) Multi-Asset Alternatives Exchange-traded products Fixed Income Note: Exchange rate used for translation from GBP to USD as at 30 Jun 2016: 1.34. Numbers may not cast due to rounding 1 Includes $4 billion of ETP assets, which Janus is not the named advisor or subadvisor and therefore does not earn a management fee on those assets. 2 US Equity includes Mathematical Equities 4% 27% 20% 29% 15% 5% 37% 17% 8% 23% 6% 8% 1% 58% 10% 20% 10% 2%

Management Team

A  **Richard Weil**
Co-CEO
(UK[1])

H  **Andrew Formica**
Co-CEO
(UK)

H  **Phil Wagstaff**
Global Head of Distribution

H  **Rob Adams**
Executive Chairman, Pan Asia

H  **Roger Thompson**
Chief Financial Officer

H  **Jacqui Irvine**
Group General Counsel and Company Secretary

A  **Enrique Chang**
Global Chief Investment Officer

A  **Bruce Koepfgen**
Head of North America

A  **Jennifer McPeek**
Chief Operating and Strategy Officer

A  **David Kowalski**
Chief Risk Officer

H Horizon A Ascension

[1] Richard Weil is planning to re-locate from Denver to London

FOR INTERNAL USE ONLY / NOT FOR PUBLIC VIEWING OR DISTRIBUTION

15

Leading Global Active Investment Manager A clear focus on our clients Commitment to delivering superior risk adjusted returns Passionate about best in class service to our clients Fostering the best employee talent in the industry A deeply collaborative culture

What Happens From Here? Two separate companies until close Involve both teams in setting more detail to organizational structure Communication with transparency as key decisions are made Regulatory and shareholder approvals

What does this mean for me?

Q&A

Forward-looking statements This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group, Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Annualised, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information About this Transaction This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group, PLC (“Henderson Group”). This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group, Inc. [to insert address for such requests for information]. Participants in the Solicitation Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.